                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-37630


PROSPECTUS


                               1,161,343 Shares

                           Electric Fuel Corporation

                                 Common Stock

                          ___________________________


     This prospectus relates to the offer and sale of up to 1,161,343 shares of common stock of Electric Fuel Corporation from time to time by certain of our stockholders listed in this prospectus.

     The selling stockholders may offer their shares in public transactions on the Nasdaq National Market at prevailing market prices or in negotiated private transactions at negotiated prices. The common stock is listed on the Nasdaq National Market under the ticker symbol "EFCX". The last reported sale price for the common stock on June 26, 2000 as quoted on the Nasdaq National Market was $14 per share.

     Investing in the common stock involves a high degree of risk. Consider carefully the "Risk Factors" beginning on page 1.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                          ___________________________



                 The date of this prospectus is June 27, 2000

                               TABLE OF CONTENTS


     Risk Factors......................................................      1

     The Company.......................................................      5

     Recent Developments...............................................      6

     Use of Proceeds...................................................      7

     Selling Stockholders..............................................      7

     Plan of Distribution..............................................      8

     Legal Matters.....................................................      8

     Experts...........................................................      9

     Where You Can Find More Information...............................      9

     Incorporation of Documents by Reference...........................      9

     Information Regarding Forward-Looking Statements..................     10

     Unless the context requires otherwise, all references to "us," "we," "our," the "Company" and "Electric Fuel" refer to Electric Fuel Corporation ("EFC") and our wholly-owned subsidiary Electric Fuel (E.F.L.) Limited ("EFL"), incorporated under the laws of Israel; Electric Fuel GmbH, a German wholly-owned subsidiary of EFL; and other direct and indirect subsidiaries of Electric Fuel Corporation.

     Our principal executive offices are located at 120 Wood Avenue South, Suite 300, Iselin, New Jersey 08830, and our telephone number is (732) 635-7100.

                                  RISK FACTORS


     You should consider carefully the following risk factors in addition to the other information in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could seriously harm our business and could result in a complete loss of your investment. See also the section entitled "Information Regarding Forward-Looking Statements" on page 10 below.

We have had a history of losses and may incur future losses.

     We were incorporated in 1990 and began our operations in 1991. We have funded our operations principally from funds raised in each of the initial public offering of our common stock in February 1994, the offering of our common stock in February 1996, a private placement of our common stock in October 1996, and recent private placements of our common stock in December 1999 and January 2000; funds from licensing arrangements, research contracts and supply contracts; funds received under research and development grants from the Government of Israel; and sales of Survivor Lights. We incurred significant operating losses for the years ended December 31, 1996, 1997, 1998 and 1999, and expect to continue to incur significant operating losses in 2000. These losses may increase as we expand our research and development activities and establish production facilities, and these losses may fluctuate from quarter to quarter. There can be no assurance that we will ever achieve profitability or that our business will continue to exist.

We need significant amounts of capital to operate and grow our business.

     We require substantial funds to conduct the necessary research, development and testing of our products; to establish commercial scale manufacturing facilities; and to market our products. In order to satisfy existing orders of batteries in commercial quantities, we need to implement our automated production line and, in the future, may need to upgrade or expand our automated production line to satisfy future orders. We plan to expand both sales and production activities, which will require additional funding. We continue to seek additional funding, including through the issuance of equity or debt securities. However, there can be no assurance that we will obtain any such additional financing in a timely manner and on acceptable terms. If additional funds are raised by issuing equity securities, stockholders may incur further dilution. If additional funding is not secured, we will have to modify, reduce, defer or eliminate parts of our anticipated future commitments and/or programs.

We cannot assure you of market acceptance of our products.

     In the fourth quarter of 1999, we began small scale commercial deliveries of our cell phone battery products. However, our battery for cell phones has not yet been accepted by the consumer products market for this application. Furthermore, while we have developed batteries for several models of Nokia, Motorola and Ericsson cell phones, we do not have batteries for many models. We cannot assure you that the Electric Fuel cell phone battery will be competitive either in terms of price or performance or that we will be able to sell our cell phone batteries in commercial quantities.

     Other than our cell phone battery and a signal light powered by water-activated batteries for use in life jackets and other rescue apparatus, we currently have no commercial products available for sale. While we expect to increase production of our cell phone batteries to commercial levels in 2000, significant resources will be required to develop our capacity to produce cell phone batteries on a commercial scale. Additional development will also be necessary in order to commercialize our technology and each of the components of the Electric Fuel System for electric vehicles and defense products. We cannot assure you that we will be able to successfully develop, engineer or commercialize our products, technology or system components, or that we will be able to develop products for commercial sale or that, if developed, they can be produced in commercial quantities or at acceptable costs or be successfully marketed. The likelihood of our future success must be considered in light of the risks, expenses, difficulties and delays frequently encountered in connection with the operation and development of a relatively early stage business and with development activities generally.

     We believe that public pressure and government initiatives are important factors in creating an electric vehicle market. However, there can be no assurance that there will be sufficient public pressure or that further legislation or other governmental initiatives will be enacted, or that current legislation will not be repealed, amended, or have its implementation delayed. In addition, we are subject to the risk that even if an electric fuel vehicle market develops, a different form of zero emission or low emission vehicle will dominate the market. In addition, we cannot assure you that other solutions to the problem of containing emissions created by internal combustion engines will not be invented, developed and produced. Any other solution could achieve greater market acceptance than electric vehicles. The failure of a significant market for electric vehicles to develop would have a material adverse effect on our ability to commercialize this aspect of our technology. Even if a significant market for electric vehicles develops, there can be no assurance that our technology will be commercially competitive within that market.

We will need to develop the capacity and experience to manufacture our products in commercial quantities and at competitive prices.

     We currently have limited capacity for, and no experience in, manufacturing in commercial quantities and have, to date, produced only limited quantities of components of the batteries for electric vehicles and limited amounts of consumer batteries. In order for us to be successful in the commercial market, our products must be manufactured to meet high quality standards in commercial quantities at competitive prices. The development of the necessary manufacturing technology and processes will require extensive lead times and the commitment of significant amounts of financial and engineering resources, which may not be available to us. We cannot assure you that we will successfully develop this technology or these processes. Moreover, we cannot assure you that we will be able to successfully implement the quality control measures necessary for commercial manufacturing.

The price of our common stock is volatile.

     The market price of our common stock has been volatile in the past and may change rapidly in the future. The following factors, among others, may cause significant volatility in our stock price:

     .    Announcements by us, our competitors or our customers;

     . The introduction of new or enhanced products and services by us or our competitors;

     . Changes in the perceived ability to commercialize our technology compared to that of our competitors;

     .    Rumors relating to our competitors or us;

     .    Actual or anticipated fluctuations in our operating results; and

     .    General market or economic conditions.

Our field of business is highly competitive.

     The competition to develop consumer batteries, defense and safety products and electric vehicle battery systems, and to obtain funding for the development of these products is, and is expected to remain, intense. Our technology competes with other battery technologies, as well as other zinc-air technologies. The competition consists of development stage companies, major international companies and consortia of such companies, including battery manufacturers, automobile manufacturers, energy production and transportation companies, consumer goods companies and defense contractors, many of which have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than ours.

     Various battery technologies are being considered for use in electric vehicles, consumer batteries and defense and safety products by other manufacturers and developers, including the following: lead-acid, nickel-cadmium, nickel-iron, nickel-zinc, nickel-metal hydride, sodium-sulfur, sodium-nickel chloride, zinc-bromine, lithium-ion, lithium-polymer, lithium-iron sulfide, primary lithiom, rechargeable alkaline and zinc-air. Additionally, some manufacturers of primary alkaline batteries offer alkaline battery packs for cell phone users.

Some of the components of our technology and our products pose potential safety risks which could create potential liability exposure for us.

     Some of the components of our technology contain elements which are known to pose potential safety risks. Also, because electric vehicle batteries contain large amounts of electrical energy, they may cause injuries if not handled properly. In addition to these risks, and although we incorporate safety procedures in our research, development and manufacturing processes, there can be no assurance that accidents in our facilities will not occur. Any accident, whether occasioned by the use of all or any part of our products or technology or by our manufacturing operations, could adversely affect commercial acceptance of our products and could result in significant production delays or claims for damages resulting from injuries. Any of these occurrences would materially adversely affect our operations and financial condition.

Failure to receive required permits from or to comply with the various regulatory regimes we are subject to could adversely affect our business.

     Regulations in Europe, Israel, the United States and other countries impose various controls and requirements relating to various components of our technology. While we believe that our current and contemplated operations conform to those regulations we cannot assure you that we will not be found to be in non-compliance. We have applied for, and received, the necessary permits under the 1993 Israeli Dangerous Substances Law required for the use of potassium hydroxide and zinc metal. However, there can be no assurance that changes in regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities.

Our business is dependent on patents and proprietary rights which may be difficult to protect and could affect our ability to compete effectively.

     Our ability to compete effectively will depend on our ability to maintain the proprietary nature of our technology and manufacturing processes through a combination of patent and trade secret protection, non-disclosure agreements and licensing arrangements. We hold patents, or patent applications, covering elements of our technology in the United States and in Europe. In addition, we have patent applications pending in the United States and in foreign countries, including the European Community, Israel and Japan. We intend to continue to file patent applications covering important features of our technology. We cannot assure you, however, that patents will issue from any of these pending applications or, if patents issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, we cannot assure you that any of our patents will not be challenged or invalidated or that any of our issued patents will afford protection against a competitor.

     Litigation, or participation in administrative proceedings, may be necessary to protect our patent position. This type of litigation can be costly and time consuming, and this could harm us even if we were to be successful in the litigation. The invalidation of patents owned by or licensed to us could have a material adverse effect on our business. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States. Therefore, there can be no assurance that foreign patent applications related to patents issued in the United States will be granted. Furthermore, even if these patent applications are granted, some foreign countries provide significantly less patent protection that the United States. In the absence of patent protection, and despite our reliance upon our proprietary confidential information, our competitors may be able to use innovations similar to those used by us to design and manufacture products directly competitive with our products. In addition, no assurance can be given that others will not obtain patents that we will need to license or design around. To the extent any of our products are covered by third-party patents, we could require a license under such patents to develop and market our patents.

     Despite our efforts to safeguard and maintain our proprietary rights, we may not be successful in doing so. In addition, competition is intense, and there can be no assurance that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. Moreover, in the event of patent litigation, we cannot assure you that a court would determine that we were the first creator of inventions covered by our issued patents or pending patent applications or that we were the first to file patent applications for those inventions. If existing or future third-party patents containing broad claims were upheld by the courts or if we were found to infringe third party patents, we may not be able to obtain the required licenses from the holders of such patents on acceptable terms, if at all. Failure to obtain these licenses could cause delays in the introduction of our products or necessitate costly attempts to design around such patents, or could foreclose the development, manufacture or sale of our products. We could also incur substantial costs in defending ourselves in patent infringement suits brought by others and in prosecuting patent infringement suits against infringers.

     We also rely on trade secrets and proprietary know-how that we seek to protect, in part, through non-disclosure and confidentiality agreements with our customers, employees, consultants, strategic partners and potential strategic partners. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by competitors.

We are dependent on key personnel and our business would suffer if we fail to retain them.

     We are highly dependent on certain members of our management and engineering staff, and the loss of the services of one or more of these persons could adversely affect us. We are especially dependent on the services of our President and Chief Executive Officer, Yehuda Harats, and our Chairman of the Board of Directors and Chief Financial Officer, Robert S. Ehrlich. The loss of either of these persons could have a material adverse effect on us. We are party to employment agreements with Messrs. Harats and Ehrlich, each of which agreements expires in 2000 and is currently under renegotiation. We cannot assure you that we will reach agreement with them on the terms of new employment agreements. We do not have key-man life insurance.

We are subject to significant influence by some stockholders that may have the effect of delaying or preventing a change in control.

     As of March 31, 2000, our directors, executive officers and principal stockholders and their affiliates collectively owned approximately 35% of the outstanding shares of common stock. As a result, these stockholders are able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or prevent a change in control.

If we are unable to manage our growth, our operating results will be impaired.

     We are currently experiencing a period of development activity which could place a significant strain on our personnel and resources. Our activity has resulted in increased levels of responsibility for both existing and new management personnel. Many of our management personnel have had limited or no experience in managing growing companies. We have sought to manage our current and anticipated growth through the recruitment of additional management and technical personnel and the implementation of internal systems and controls. However, our failure to manage growth effectively could adversely affect our results of operations.

We may be subject to increased United States taxation.

     We believe that EFC and EFL will be treated as personal holding companies for purposes of the personal holding company ("PHC") rules of the Internal Revenue Code of 1986. Under the PHC rules, a PHC is subject to a special 39.6% tax on its "undistributed PHC income", in addition to regular income tax. We believe that EFC and EFL have not had any material undistributed PHC income. However, no assurance can be given that EFC and EFL will not have undistributed PHC income in the future.

     Approximately 29.4% of the stock of EFL was owned (directly or indirectly by application of certain attribution rules) as of March 31, 2000 by four United States citizens. If 50% of the shares of the Company is ever acquired or deemed to be acquired by five or fewer individuals (including, if applicable, those individuals who currently own an aggregate of 29.4% of the Company) who are United States citizens or residents, EFL would satisfy the foreign personal holding company ("FPHC") stock ownership test under the Internal Revenue Code, and the Company could be subject to additional U.S. taxes (including PHC tax) on any "undistributed FPHC income" of EFL. We believe that EFL has not had any material undistributed FPHC income. However, no assurance can be given that EFL will not become a FPHC and have undistributed FPHC income in the future.

A significant portion of our operations takes place in Israel.

     The offices and facilities of our principal subsidiary are located in Israel. Although we expect that most of our sales will be made to customers outside Israel, we are nonetheless directly affected by economic, political and military conditions in that country. Accordingly, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. Historically, Arab states have boycotted any direct trade with Israel and to varying degrees have imposed a secondary boycott on any company carrying on trade with or doing business in Israel. Although in October 1994, the states comprising the Gulf Cooperation Council (Saudi Arabia, the United Arab Emirates, Kuwait, Dubai, Bahrain and Oman) announced that they would no longer adhere to the secondary boycott against Israel, and Israel has entered into certain agreements with Egypt, Jordan and the Palestine Liberation Organization, no prediction can be made as to whether a full resolution of these problems will be achieved or as to the nature of any such resolution.

     Many of our employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. No assessment can be made of the full impact of such requirements on us in the future, particularly if emergency circumstances occur, and no prediction can be made as to the effect on the Company of any expansion of these obligations.

Any failure to obtain the tax benefits from the State of Israel that we expect to receive could negatively impact our plans and prospects.

     We benefit from various Israeli government programs, grants and tax benefits, particularly as a result of the "approved enterprise" status of a substantial portion of our existing facilities and the receipt of grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. To be eligible for some of these programs, grants and tax benefits, we must continue to meet certain conditions, including producing in Israel and making specified investments in fixed assets. If we fail to meet such conditions in the future, we could be required to refund grants already received, adjusted for inflation and interest. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under approved enterprise programs. We cannot assure you that these programs and tax benefits will be continued in the future at their current levels or at all. The Government of Israel has announced that programs which received approved enterprise status in 1996 and thereafter will be entitled to a lower level of government grants than was previously available. The termination or reduction of certain programs and tax benefits (particularly benefits available to us as a result of the approved enterprise status of a substantial portion of our existing facilities and approved programs and as a recipient of grants from the office of the Chief Scientist) could have a material adverse effect on our business, results of operations and financial condition. In addition, our Israeli subsidiary has granted a floating charge over all of its assets as a security to the State of Israel to secure its obligations under the approved enterprise programs.

Exchange rate fluctuations between the dollar and the NIS may negatively affect our earnings.

     Although a substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars, a significant portion of our costs, including personnel and facilities-related expenses, is incurred in New Israeli Shekels (NIS). Inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the dollar.


                                  THE COMPANY

     We design and develop our proprietary zinc-air battery technology for a number of electronic products that have a high demand for energy and power from batteries. We design and develop applications for our zinc-air technology principally for portable consumer electronic devices, as well as electric vehicles and defense and safety applications. To date, we have developed and brought to market batteries for use in several different models of cellular phones and certain defense and safety applications. We are also participating in several cooperative all-electric hybrid vehicle development and demonstration programs in the United States, Europe and Israel.

     Our technology has grown out of a research and development program conducted for nearly 10 years into the field of zinc-air technologies. During this period, we have successfully demonstrated our electric vehicle technology in on-the-road programs in Germany, Sweden, Italy, Israel and the United States. We have also successfully applied our technology to a line of disposable high-capacity zinc-air battery power packs for cellular phones.

     Our high-energy, high-power zinc-air battery is composed of a zinc anode and an air (oxygen reduction) cathode. It is different from most other battery technologies in that one of the electrodes -- the air cathode -- is not consumed during discharge but instead acts as a kind of electrochemical membrane that extracts oxygen from the atmosphere and introduces it into the cell. During discharge, the oxygen is electrochemically reduced to hydroxide ions at the cathode, and zinc at the anode is consumed by conversion to zinc oxide. In electric vehicles, the oxidized zinc is replaced with fresh zinc in a refueling process. In our disposable batteries for consumer electronics devices, the entire pack is constructed from low-cost, non-hazardous components and is designed so that it can be disposed of in an environmentally safe manner.

     We operate in three business areas: Consumer Batteries, Electric Vehicles, and Defense and Safety Products.

     The Consumer Batteries Division develops disposable primary zinc-air batteries as a substitute for lower performing and more expensive rechargeable batteries and has introduced our first commercial zinc-air battery products. The first series of commercial products consists of four models of disposable cellphone batteries, suitable for certain models of cellular phones produced by Nokia, Motorola and Ericsson. Based on our testing, our zinc-air cellphone batteries provide significantly more talk and standby time than conventional rechargeable batteries. Our batteries are ready to use on purchase without charging. In addition to our cellphone batteries, we are seeking to develop batteries, employing our zinc-air technology, for other portable consumer electronic devices.

     The Electric Vehicle Division is continuing to focus on fleet applications of our zinc-air battery system with our partners in Europe and the United States. In May 1998, we successfully completed a field test managed by the German postal service of vehicles powered by our Electric Fuel battery. In a program funded by the U.S. Department of Transportation, we are also developing, with project partners including General Electric Company and Volvo's subsidiary Nova Bus Corporation, an all-electric battery-powered transit bus in Nevada. This bus will utilize an all-electric battery/battery hybrid we are jointly developing with funding from the Israeli-U.S. Bi-National Industrial Research and Development Foundation. In addition, we have recently announced that an all-electric transit bus using our zinc-air battery system will be tested in the United States and Israel pursuant to a cooperation agreement between the United States Department of Energy and the Israeli Ministry of National Infrastructures. We have also agreed to participate in a cooperative all-electric hybrid vehicle development and demonstration program in Germany.

     The Defense and Safety Products Division continues to expand the development of other uses of our battery technology, including a portable zinc-air battery pack for the U.S. Army. This division also oversees our water-activated, battery-powered survivor locator light products for the airline and marine markets.

     Our research, development and production activities are primarily carried out by our Israeli subsidiary, Electric Fuel (E.F.L.) Limited, at its facility in Beit Shemesh, Israel. We also have a small battery research and development facility in Auburn, Alabama, which builds and tests prototype cells and batteries.

     We were incorporated in Delaware in 1990. Our executive offices are located at 120 Wood Avenue South, Suite 300, Iselin, New Jersey 08830, and our telephone number is (732) 635-7100. We maintain a website at www.electric-fuel.com. This
                                                   ---------------------
reference to our website address does not constitute incorporation by reference of the information contained on our website.


                              RECENT DEVELOPMENTS

     On May 17, 2000, we entered into a Purchase Agreement with Koor Industries Ltd. pursuant to which Koor agreed to purchase 1 million shares of our common stock at $10 per share, for a total cash investment of $10 million. Upon the completion of this investment by Koor, also on May 17, 2000, we and Koor agreed, pursuant to a Termination and Release Agreement, that the agreements previously jointly announced on March 15, 2000 would be canceled and that we would not proceed with the previously-announced investment by Koor or acquisition of Koor's subsidiary Tadiran Batteries Ltd.

     Pursuant to the terms of the May 17 Purchase Agreement, if, within six months after the making of the investment, we sell shares of our common stock or securities convertible into our common stock (other than to our employees or consultants pursuant to our stock option plans) at a price below $10 per share, we will issue to Koor additional shares such that the total number of shares issued to Koor multiplied by the lower stock price equals $10 million. In addition, with respect to any portion of the shares still held by Koor at the end of the six-month period following the investment, if our stock is at that time trading below $10 per share, we will adjust the number of shares held by Koor in a similar manner based on the average trading price over the preceding 30 days, but not to any price lower than $6.75 per share.

                                USE OF PROCEEDS

     All net proceeds from the sale of the shares of common stock offered hereunder by the selling stockholders will go to the stockholders who offer and sell them. We will not receive any of the proceeds from the offering by the selling stockholders.


                             SELLING STOCKHOLDERS

     The selling stockholders listed below, other than Koor Industries Ltd., acquired their shares of common stock from us (or were granted options to purchase shares of our common stock) in consideration of consulting and other services rendered to us. Koor Industries Ltd. acquired its shares in a private placement pursuant to a Purchase Agreement entered into with us on May 17, 2000. The shares of common stock issued to the selling stockholders were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

     Registration of the selling stockholders' shares does not necessarily mean that the selling stockholders will sell all or any of the shares.

     One or more of the selling stockholders may donate or transfer as gifts some or all of their shares, or may transfer their shares for no value to other beneficial owners. The selling stockholders will include these donees or transferees as selling stockholders in a prospectus supplement if the donees or transferees wish to use this prospectus to re-offer the shares.

     The shares listed below represent all of the shares that each selling stockholder currently beneficially owns, the number of shares each of them may offer and the number of shares each of them will own after the offering assuming they sell all of the shares. Other than Koor Industries Ltd., no selling stockholder currently beneficially owns over 1% of the outstanding shares of our common stock. Assuming each selling shareholder sells all of the shares that can be sold under this prospectus, following this offering no selling stockholder will beneficially own over 1% of the outstanding shares of our common stock.

Selling                       Shares Beneficially Owned                                 Shares Beneficially Owned
Stockholder                   Prior to Offering (1)         Shares Being Offered        After Offering (2)
---------------               ------------------------      --------------------        ---------------------------
Walter Trux                               20,000                      20,000                        0
Yaacov Dweck                               2,000                       2,000                        0
Shlomo Halevi                              3,000                       3,000                        0
Sam Widerman                               2,286                       2,286                        0
G.S. Schwartz & Co. Inc.                   3,914                       3,914                        0
Dov B. Ben-Meir                            3,268                       3,268                        0
Tsunamy Ltd.                              61,875                      61,875                        0
Malcolm L. Hoenlein                       30,000                      30,000                        0
Ceba Ltd.                                 35,000                      35,000                        0
Koor Industries Ltd. (3)               1,000,000                   1,000,000                        0

_________________
(1) Assumes that all options held by a selling stockholder are exercised and that the selling stockholders acquire no additional shares of common stock before the completion of this offering.

(2) Assumes that all of the shares held by each selling stockholder and offered under this prospectus are sold.

(3) Koor Industries Ltd. currently owns approximately 5% of the outstanding shares of our common stock.

                             PLAN OF DISTRIBUTION

     We are registering the shares of our common stock on behalf of the selling stockholders. "Selling stockholders," as used in this prospectus, includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus. The selling stockholders may offer their shares of Electric Fuel common stock from time to time in one or more of the following transactions:

     .    in the over-the-counter market

     .    in private transactions other than in the over-the-counter market;

     .    in connection with short sales of the shares of common stock;

     .    by pledge to secure debts and other obligations;

     . in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-market options; or

     .    in a combination of any of the above transactions.

     The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices.

     The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, rather than by means of this prospectus, provided they meet the criteria and conform to the requirements of that Rule.

     If necessary to comply with the securities laws of any state, the shares will be sold only through brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and is complied with.

     Any broker-dealers who participate in a sale of the shares may be deemed to be "underwriters" within the meaning of Sections 11 and 12 of the Securities Act and Rule 10b-5 of the Securities Exchange Act of 1934 ("Exchange Act"), and any commissions received by them, and proceeds of any sales by broker-dealers as principals, may be deemed to be underwriting discounts and commissions under the Securities Act. If any of the selling stockholders are deemed to be acting as an underwriter, they may be subject to statutory liabilities of the Securities Act.

     In addition, the selling stockholders and any other person participating in the sale or distribution of the shares offered under this prospectus will be subject to the Exchange Act and its rules and regulations, including, without limitation, Rules 10b-5 and Regulation M. These provisions may limit the timing of purchases and sales of any of the shares. In addition, any person engaged in a distribution of the shares may not simultaneously engage in market-making activities during the period beginning when he or she becomes a distribution participant and ending upon his or her completion of participation in a distribution. All of these factors may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities.

     Electric Fuel has agreed to pay all expenses of the offering under this prospectus.


                                 LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for us by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

     Our consolidated financial statements for the fiscal year ended December 31, 1999, which have been incorporated by reference in this prospectus, have been audited by independent accountants Kost Forer & Gabbay (a member firm of Ernst & Young International Limited). Our consolidated financial statements for the fiscal years ended December 31, 1997 and 1998, which have also been incorporated by reference in this prospectus, were audited by our former independent accountants, Kesselman & Kesselman (a member firm of PricewaterhouseCoopers International). Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the reporting requirements of the Exchange Act, and file annual and quarterly reports, proxy and information statements and other information with the Securities and Exchange Commission. These documents can be inspected and copied at the public reference facilities maintained by the Commission at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of these materials can be obtained from the Public Reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information that we electronically file with the Commission are contained in the Commission's Internet Web site which is http://www.sec.gov.
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     We have filed with the Commission a Registration Statement on Form S-3 relating to the common stock offered in this prospectus. This prospectus does not contain all of the information in the Registration Statement and its exhibits. The Registration Statement, its exhibits and the documents incorporated by reference in this prospectus and their exhibits, all contain information that is material to the offering of the common stock. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. You should refer to the exhibits that are a part of the Registration Statement in order to review a copy of the contract or documents.


                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The Commission allows us to incorporate by reference many of the documents that we file. This permits us to disclose important information to you by referencing these filed documents. Any information referenced in this way is considered part of this prospectus. We are incorporating by reference in this prospectus the following documents which we have filed with the Commission, together with the filings that have amended them:

     (a)  Our Current Report on Form 8-K dated May 23, 2000;
     (b)  Our Quarterly Report on Form 10-Q for the quarter ended March 31,
          2000;
     (c)  Our Current Report on Form 8-K dated March 24, 2000;
     (d)  Our Current Report on Form 8-K dated January 24, 2000;
     (e)  Our Current Report on Form 8-K dated January 18, 2000;
     (f)  Our Current Report on Form 8-K dated January 7, 2000;
     (g) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999; and
     (h) The description of our common stock contained in our Registration Statement on Form 8-A filed on February 2, 1994.

     All reports and other documents that we file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the termination of the offering of the common stock hereunder will also be considered to be incorporated by reference into this prospectus from the date of the filing of these reports and documents, and will supersede the information herein. We undertake to provide without charge to each person who receives a copy of this prospectus, upon written or oral request, a copy of all of the preceding documents that are incorporated by reference (other than exhibits, unless the exhibits are specifically incorporated by reference into these documents). You may request a copy of these materials, at no cost, by telephoning us at (732) 635-7100 or by writing us at Electric Fuel Corporation,
Attention: Robert S. Ehrlich, 120 Wood Avenue South, Suite 300, Iselin, New Jersey 08830.

               INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     When used in this prospectus, the words "expects," "anticipates," "estimates" and similar expressions identify forward-looking statements. We believe that these statements are "forward-looking" statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements, which include statements under the caption "Risk Factors" and elsewhere in this prospectus, refer to the stage of development of our products, the uncertainty of the market for disposable cell phone batteries, significant future capital requirements and our plans to implement our growth strategy, continue our research and development, expand our manufacturing capacity, develop strategic relationships for marketing and other purposes and carefully manage our growth. The forward-looking statements also include our expectations concerning factors affecting the markets for our products.

     These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the results that we anticipate. These risks and uncertainties include, but are not limited to, those risks discussed in this prospectus and in the documents incorporated by reference in this prospectus.

     We assume no obligation to update these forward-looking statements or to update the reasons actual results could differ materially from the results anticipated in the forward-looking statements.

     You should rely only on the information in this prospectus and the additional information described under the heading "Where You Can Find More Information." We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it.Neither we or any of the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus was accurate on the date of the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.